EXHIBIT 4.8

Ultrapar Participações S.A. and Subsidiaries

Share Purchase Agreement between Ultrapar Participações S.A.’s subsidiary Terminal Químico de Aratu S.A.

and União das Indústrias Petroquímicas S.A., dated June 6, 2008 – English Summary.

Preamble

The preamble to the agreement states that Terminal Químico de Aratu – Tequimar (“Tequimar” or “Buyer”) agrees to buy, and União das Indústrias Petroquímicas S.A. (“Unipar” or “Seller”) agrees to sell, the 100% capital ownership of Unipar in União Terminais e Armazéns Gerais Ltda. (“União Terminais”). Ultracargo Operações Logísticas e Participações Ltda. (“Ultracargo”) and União Terminais executed the agreement as intervening parties.

The transfer of União Terminais’ assets under the agreement to the Buyer include concessions for the operation of liquid cargo storage activities in the port of Santos in the State of São Paulo, the port of Rio de Janeiro in the State of Rio de Janeiro, and 50% of the shares of União Vopak Armazéns Gerais Ltda. (“União Vopak”), the controlling entity of a storage facility in Paranaguá in the State of Paraná.

Purchase Price

The amount to be paid by the Buyer for 100% ownership of União Terminais is R$482,769,000, plus indexation at an agreed interest rate (CDI), calculated from the date of execution of the agreement to the date of actual payment. The purchase price is also subject to adjustment based on variations in União Terminais’ net debt and working capital. As of December 31, 2007, União Terminais had a net debt of R$27,231,000.

Alternative Structure

The Seller may, at its sole discretion, spin-off the assets and liabilities related to its operations in the port of Rio de Janeiro and its share ownership in União Vopak in order to segregate those assets and liabilities in one or more entities.

Closing

The agreement establishes the closing date as the fifth business day following confirmation that the conditions precedent for closing are completed or waived or, alternatively, on any other date mutually agreed by the parties. Closing will occur when all conditions precedent to closing have been satisfied, including the receipt of all required regulatory approvals. At closing, the Seller shall transfer the shares in exchange for the purchase price, cause the resignation of União Terminais’ management, which will be replaced by the Buyer’s, and the Buyer shall release and substitute certain guarantees provided by the Seller as guarantor of União Terminais to third parties.

Conditions Precedent for Closing

The agreement stipulates that the parties’ contractual obligations are subject to certain conditions, including the accuracy of the Seller’s representations and warranties. The agreement further requires that the Seller, or in the event of a spin-off, any successor of the Seller, will obtain (i) written consent from third parties regarding certain financial agreements entered into with União Terminais prior to the change of control, and (ii) a final and unconditional release of the liens on the acquired shares of União Terminais owned by Unipar.

The agreement also provides that prior written consent to the transaction must be obtained from the Sao Paulo State Port Authority (Companhia Docas do Estado de Sao Paulo – CODESP), the Rio de Janeiro State Port Authority (Companhia Docas do Rio de Janeiro – CDRJ) and the Port Operator of Paranagua and Antonina (Administração dos Portos de Paranaguá e Antonina APPA).

Ultrapar Participações S.A. and Subsidiaries

Representations and Warranties

In addition to other customary representations and warranties in this type of transaction, the Seller represents and warrants to the Buyer that it has been duly organized and is in good standing with local legislation and that it has the power to execute the agreement without further authorizations and consents. The Seller further represents that except for a single share owned by an individual, it is the legitimate owner of the shares of União Terminais and all rights attached thereto, and that the shares are free of any liens or third party rights including, but not limited to, preemptive, subscription or conversion rights.

The Seller further warrants that União Terminais and União Vopak have been duly organized and are in good standing with local legislation, are the legitimate owners of their respective assets or have binding contractual rights to use the assets, and that there is no lien on such assets.

Indemnity

The Seller shall indemnify the Buyer for losses as a result of any fact, act or omission of the Seller, União Terminais or União Vopak relating to the companies, or for any negligence, willful misconduct or failure by the Seller to perform its obligations under the agreement.

In the event of a spin-off of certain assets of União Terminais, each party shall indemnify and hold harmless the other party against any and all losses attributable to the operations of the company under their respective control which affect the company under the control of the other party.

Except for certain circumstances provided for in the agreement, such as in the event of a spin-off of some of the assets of União Terminais, the indemnification obligation of the parties is limited to 30% of the purchase price.

Final Provisions

Between the execution date and the closing date, Seller will cause União Terminais and, in the event of a spin-off, any successor, and União Vopak, not to, among other actions: create liens on, sell or otherwise dispose of shares in, or assets owned by, União Terminais; approve any dissolution, merger, restructuring, recapitalization, or similar reorganization plan; amend or restate their articles of incorporation; issue additional shares or other ownership interest rights; alter their prices or business practices; acquire any company or business; distribute, declare or pay dividends, interest on capital, or otherwise make any distribution of profits, except for dividends related to income before the execution date and reported in the financial statements as of the execution date.

The agreement stipulates that the parties shall consult one another before making any public announcement regarding the agreement or the transaction set forth therein, except where such announcement is required by law, and that each party must treat as confidential the information provided by the other party related to the transaction.

The agreement provides that the Buyer must release the Seller from its obligation under certain guarantees made for the benefit of third parties and that the Buyer must provide a substitute guarantor.

In addition, the agreement stipulates that the parties must jointly submit the transaction to the Administrative Council for Economic Protection, the Brazilian Antitrust Agency (“CADE”) for approval, although this submission is not a condition precedent for closing. The Buyer assumes sole responsibility for the cost of filing and submitting the agreement to CADE, including all costs and risks stemming from an adverse decision.

In addition, the parties agree to submit any disputes over the agreement to the arbitration rules of the Brazil-Canada Chamber of Commerce under the provisions of Law 9307/96. The seat of arbitration shall be the City of São Paulo, in the State of São Paulo, and Portuguese shall be the official language of arbitration. Each party retains the right to file for injunctive measures in the judicial district of São Paulo to protect its rights under the agreement prior to arbitration, and exercising this right does not waive the party’s right to arbitration under the agreement.

Ultrapar Participações S.A. and Subsidiaries

1st Amendment to the Agreement

On September 22, 2008, the parties entered into the 1st Amendment acknowledging that all of the conditions precedent to closing had been fulfilled, except that the Seller had not obtained the authorization from the Port Operator of Paranagua and Antonina (relating to the storage facility held by União Vopak in the State of Paraná).

Ultracargo and União Terminais signed the 1st Amendment as intervening parties.

The 1st Amendment stipulates that, among other provisions, within no more than five days from the completion of a spin-off by the Seller of its interest in União Vopak and the fulfillment of the conditions precedent to closing, the parties will complete the closing of the sale and purchase of the shares in União Terminais. The closing would only pertain to the assets and liabilities related to operations conducted in the ports of Rio de Janeiro and Santos, and would not pertain to União Vopak and its operations in the port of Paranaguá.

The amended purchase price to be paid at closing will reflect only the purchase of the assets and liabilities of União Terminais’ operations in the ports of Santos and Rio de Janeiro, will reflect the balance of the purchase price before adjustment for inflation and will take into account the purchase price deposits already made by the Buyer. In exchange for payment, the Seller will transfer to the Buyer all of its shares in União Terminais, free and clear of any liens.

The purchase of the shares in the entity that, as a result of the spin-off, will own the shares of União Vopak, will occur following the closing for the acquisition of the shares in União Terminais and only after all regulatory approvals and the conditions precedent for the transfer of the shares in União Vopak have been satisfied.